

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2024

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

> **Re: 707 Cayman Holdings Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted July 17, 2024**
> **CIK No. 0002018222**

Dear Elvis Cheung:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Draft Registration Statement filed July 17, 2024

Related Party Transcations, page 89

1. We note your revised disclosure pursuant to comment 6 that the transactions in this section are as of the date of the prospectus. However, we also note your disclosure that this section discloses transactions entered into for, among other time periods, the six months ended March 31, 2024. Please revise to reconcile this disclosure and provide the required disclosure as of the date of the prospectus.

General

2. We note your revised disclosure pursuant to comment 9 and reissue in part. Please revise

the prospectus cover pages of the primary and resale prospectuses so that they convey the same disclosures. In this regard:

- revise the resale prospectus cover page to contain disclosure regarding your status as a controlled company;
- revise the resale prospectus cover page to disclose the payor and payee of the special dividend;
- revise the primary offering prospectus cover page to identify that 707 Cayman Holdings Limited, your Cayman Islands company, is the entity reliant on dividend payments, and to name Beta Alpha Holdings Limited, a BVI company, as the intermediary subsidiary; and
- revise the primary offering prospectus cover page to describe, as you do on the resale prospectus cover page, the restrictions on fund transfers in the various jurisdictions in which you operate.

3. We note your statement on the cover page and on page 2 that "to the extent we inadvertently conclude that we do need permission or approval from the PRC...." It appears that that statement should be revised to say "to the extent we inadvertently conclude that we do <u>not</u> need permission or approval..." (emphasis added). Please revise or advise.

4. We note your disclosure on page ALT-6 that the Resale Shareholders may sell their securities in purchases by a broker-dealer as principal and resale by the broker-dealer for its account. Please confirm your understanding that the sale by a Resale Shareholder in such a manner would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David L. Ficksman